K  R  A  M  E  R    L  E  V  I  N    N  A  F  T  A  L  I  S   &   F  R  A  N  K  E  L   LLP

             September 17, 2009

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:    Robert Telewicz,
          Senior Staff Accountant

RE:    Elron Electronic Industries Ltd.
           Form 20-F for the year ended December 31, 2008
           Filed June 29, 2009
           File No. 0-11456

Dear Ladies and Gentlemen:

On behalf of Elron Electronic Industries Ltd. (“Elron” or the “Company”), we have provided below Elron’s responses (the “Response”) to the comment letter dated August 27, 2009, received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on August 27, 2009, relating to Elron’s Form 20-F for the year ended December 31, 2008.

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments.

Form 20-F for the fiscal year ended December 31, 2008

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Other-Than-Temporary Decline in Value of Investments in Group Companies and Valuation of Financial Assets, page 61

1.
Comment:  We note your disclosure that you have the intent and ability to hold the investment in Given Imaging until anticipated recovery, and therefore the decline in fair value was not considered other-than-temporary.  Please explain to us how you arrived at this conclusion.  In your response, tell us how long the book value of your investment in Given Imaging has exceed the market value.  Additionally, please tell us the market value and book value of your investment as of the date of your response. Please also cite accounting literature relied upon.

Response:

Elron's conclusion that it had the intent and ability to hold the investment in Given Imaging Ltd. (“Given”) until anticipated recovery, and, therefore, the decline in fair value was not considered other-than-temporary, was based on the following analysis:

A.	Defining relevant accounting literature;
B.	Analysis of APB 18, Par. 19 h provisions;
C.	Evaluation of the prospects of the investee in relation to the severity and duration of the impairment according to SAB Topic 5M; and
D.	Evaluation of the ability and intent to hold a security until an anticipated recovery according to SAB Topic 5M.

On September 29, 2008, in connection with a broad equity market decline, for the first time, the carrying amount of Elron's investment in Given (the “Given Investment") exceeded its market value. Accordingly, for the period from September 29, 2008 until December 31, 2008, the carrying amount of the Given Investment exceeded its market value for only approximately three months of the 2008 fiscal year. Furthermore, since July 29, 2009, and through the date of this Response, the market value of the Given Investment has exceeded its carrying amount.

A.	Defining relevant accounting literature

In its impairment analysis, Elron considered the provisions of APB 18, as well as the guidance provided in SAB 59 (SAB Topic 5M), which interpreted the definition of "Other Than Temporary Impairment" specified under SFAS 115:

1.
According to APB 18, Par. 19 h: "A loss in value of an investment which is other than a temporary decline should be recognized. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. However, a decline in the quoted market price below the carrying amount (our emphasis) or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary (our emphasis). All are factors to be evaluated."

2.
According to SAB Topic 5M one of the factors that may indicate that an other-than-temporary impairment does not exist is the existence of the ability and intent to hold a security until an anticipated recovery. Under SAB Topic 5M the severity and duration of the impairment should also be considered.

B.	Analysis of APB 18, Par. 19 h provisions

As described under C. below, the quoted market price of the Given Investment declined below its carrying amount. However, the Company considered that the decline "is not necessarily indicative of a loss in value that is other than temporary" due to other factors such as Given's financial results and general business trend. Given's financial statements reflected general growth trend in revenues and gross profit. Furthermore, Given is a profitable company which declared, on February 10, 2009, a special cash dividend. Additionally, there were no other significant business factors which would imply that an impairment is needed, or that would imply the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. As a result, Elron evaluated that Given's financial and business conditions supported the "ability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment" and that the decline in the quoted market price was not other than temporary.

C.	Evaluation of the prospects of the investee in relation to the severity and duration of the impairment according to SAB Topic 5M

According to SAB Topic 5M, and as described in Note 7 .d., Elron "evaluated the prospects of the investee in relation to the severity and duration of the impairment".

Set forth below are details regarding the Given Investment (carrying amounts and fair market value):

On September 29, 2008, in connection with a broad market decline in equity values, for the first time, Elron's carrying amount of the Given Investment exceeded its market value. Accordingly, for the period from September 29, 2008 until December 31, 2008, the carrying amount of the Given Investment exceeded its market value for approximately three months.

During those three months, the standard deviation of Given's market value was approximately 88% (annualized). However, the decline in market value was not justified by the business fundamentals of the investee, which was experiencing increases in revenues and gross margin. Furthermore, as described in the chart above, during January 2009 (prior to issuance of our 2008 year end consolidated financial statements) the Given Investment had recovered a significant part of the decline in its market value (as of January 21, 2009, the carrying amount of the Given Investment exceeded its market value by only approximately 4% and continued to be volatile thereafter). Since March, 2009 Given’s share price has experienced a positive trend and since July 29, 2009, the market value of the Given Investment has exceeded its carrying amount again.

Based on the above, Elron considered that the severity and duration of the decline in value did not imply that the decline in value was other than temporary. It should be noted that as of September 16, 2009, the market value of the Given Investment was approximately $128 million, which exceeded its June 30, 2009 carrying amount of approximately $103 million by approximately 8%.

D.	Evaluation of the ability and intent to hold a security until an anticipated recovery according to SAB Topic 5M

As described in Note 7 .d. to Elron's 2008 year end consolidated financial statements, in addition to evaluating the severity and duration of the decline in value and the business prospects of Given, Elron also evaluated its ability and intent to maintain that investment until an anticipated recovery of fair value based on the following factors: Given was established by Elron's subsidiary RDC Rafael Development Corporation Ltd. in 1998 and went public in 2001. Elron, who has also direct interest in Given, increased its holding in Given following Given's IPO on several occasions. The last acquisition of Given shares by Elron was completed in June 2008 by way of a tender offer in which Elron purchased an additional 5% of Given's shares for approximately $25 million.  In the tender offer documents Elron stated the following: "We are making the offer to increase our interest in Given Imaging because we believe in the long-term potential of Given Imaging". These factors supported Elron's intent to hold Given at least until anticipated recovery.

Additionally, Elron considered its ability to hold Given shares potentially for a period of time which will enable it to recover its value. As described in the 2008 Form 20-F, Item 5, Elron had (and currently has) several alternatives for resources in order to support the investment plan in its group companies. These alternatives include, but are not limited to, additional loans from its principal shareholder, Discount Investment Corporation Ltd. (“DIC”) (as of December 31, 2008 loans in the aggregate amount equivalent to $8 million had already been provided to Elron by DIC and an additional $7 million loan was provided by DIC in June 2009), the sale of holdings in other group companies, obtaining bank loans for Elron and its group companies, as well as reducing its headquarters costs.  Accordingly, Elron's projected cash flows were sufficient to support (and are currently supporting) its business and financial activities. It should be noted that on August 19, 2009, Elron announced it signed a definitive agreement to sell its holdings in NetVision Ltd., another group company held by Elron, for an aggregate consideration of approximately $60 million. The sale is subject to applicable corporate and regulatory approvals.

According to the above and after considering the severity and duration of the decline in value, as well as other factors, including the business and financial position of Given, and its ability to sustain profitability and positive cash flows, Elron concluded that it has the ability and intent to maintain its investment in Given until an anticipated recovery of fair value even if such period would have extended for a relatively long period.

Quantitative and Qualitative Disclosures About Market Risk, page 82

2.	Comment: Please include in future filings tabular disclosure quantifying interest rate risks using one of the three alternatives specified in Item 305 of Regulation S-K.

Response:

The Company notes the Staff’s comment and in future filings will make the required disclosure.

Item 6. Directors, Senior Management and Employees, page 85

E. Share Ownership, page 95

3.
Comment:  We note your tabular disclosure of share ownership and that that your officers and directors as a group have an option to purchase 92,500 of your ordinary shares.  Please revise your disclosure in future filings to clarify the options held by each officer or director.

Response:

The Company notes the Staff’s comment and in future filings will make the required disclosure.

Item 18. Financial Statements

Elron Electronic Industries Ltd. and Its Subsidiaries Consolidated Statements of Operations, page 6

4.
Comment:  We note that you have included Equity in losses of affiliated companies, net, Gain (loss)from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net, and Financial income (expenses), net within your determination of revenue.  Please tell us how you have complied with the requirements of Rule 5-03 of Regulation S-X for these financial statement line items.  Additionally, explain to us how you determined it would be appropriate to present financial income and expenses as a net amount on the face of your Consolidated Statements of Operations.  Cite any relevant accounting literature in your response.

Response:

As described in its 2008 Form 20-F, Elron is a high technology operational holding company that conducts its operations by taking an active role in the development and growth of its group companies, using its management expertise and financial resources in order to create value for Elron's shareholders through exit transactions (e.g. sales, mergers and acquisitions, initial public offerings, etc.) or through dividend distributions by profitable investee companies such as NetVision Ltd. or Given.  Elron's share in the profit or loss of these companies is recognized as "Equity in losses of affiliated companies" in its consolidated financial statements. Accordingly, the largest portion of Elron's income on a multi-year basis is derived from disposal of businesses, affiliated companies and other companies and from changes in holdings in affiliated companies.

The Staff has accepted in the past that under certain circumstances it might be appropriate to deviate from the presentation of the statement of operations prescribed by Rule 5-03 of Regulation S-X, such as instances where there is no cost of sales related to a particular revenue source, or where for a particular revenue source separating the cost of sales from operating expenses is impracticable. In these circumstances, Elron believes that it would be appropriate to present the statement of operations under a single-step income statement format that excludes any measure of gross margin or loss. Furthermore, according to Rule 5-03(b)(12) of Regulation S-X "If, justified by circumstances, this item (Equity in Earnings of Unconsolidated Subsidiaries and 50 Percent-or-Less Owned Persons) may be presented in a different position and a different manner". As more fully described below, based on the nature of Elron's operations, Elron's management concluded that the inclusion of equity in losses of affiliated companies as an operating source of revenues is justified in the circumstances. For the same reasons, Elron's management concluded that the line items gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies are appropriately classified as revenues, being the primary continuing source of income to the Company.

In Elron's circumstances, considering the nature of its business, Elron deems it appropriate to exclude such measures as gross and operating profit or loss and instead to use a single-step income statement format where all revenues and expenses are each included as single group. Elron's management believes that presentation of its statements of operations in the single-step format is the method that most appropriately reflects the results of its activities and enables the reader to evaluate its performance. Elron further advises the Staff that due to the single-step format used to present the statement of operations, there is no subtotal of net revenues, gross profit or operating income. Therefore, no differentiation exists between operating and non operating income and expenses. Such differentiation is not meaningful in the circumstances.

Please also note that a similar comment was included in the comment letter received from the Staff of the Commission on October 26, 2005, relating to Elron's Form 20-F for the year ended December 31, 2004 (Comment No. 4), and was similarly addressed in Elron’s response.

With respect to financial income and expenses, it should be noted that a breakdown of finance income (net) was provided in Note 21 to the 2008 consolidated financial statements. This note includes on a gross basis elements of financial income and financial expenses. However, in future filings, Elron will separately present financial expense and financial income on the face of the Consolidated Statements of Operations, to the extent material.

Note 7. Investments in Affiliated Companies

a. Affiliated companies are as follows..., page 30

5.
Comment.  Please reconcile the zero balance of Consolidated % of outstanding share capital for Wavion as of December 31, 2008 disclosed herein to the amount of outstanding and as converted share capital of 64% for Wavion as disclosed within Note 3.c.

Response:

As described within Note 3.c., during March 2008, Elron increased its holdings in Wavion. As a result, Wavion was initially consolidated in Elron's financial statements commencing at the end of the first quarter of 2008. As of December 31, 2007 (prior to initial consolidation), Elron's investment in Wavion was accounted under the equity method in accordance with APB 18.  As a result, Elron's holding percentage in Wavion as of December 31, 2007, was presented under Note 7 (Investments in Affiliated Companies), while as of December 31, 2008, since Wavion was no longer accounted under the equity method, Elron's holding percentage in Wavion ceased to be presented in note 7. Therefore, in 2008, the above-mentioned percentage was presented in Note 3 (Business Combinations, Sale of Businesses and Change in Holdings in Subsidiaries). Furthermore, Note 7 included a cross reference to Note 3.c., which described the changes in Elron's holdings in Wavion during 2006-2008.

6.
Comment.  Please explain to us how the balances disclosed in this footnote for 2008 reconcile to the Short-term investments and Marketable securities line items disclosed in your Consolidated Balance Sheets on page 3. Additionally, please confirm for us that all of your investments accounted for under SFAS 115 have been classified as available for sale securities as of December 31, 2008.

Response:

Note 7 included details regarding Elron's investment in affiliated companies accounted under the equity method in accordance with APB 18. Those investments were presented on the balance sheet under the line item "Investments in Affiliated Companies". Those investments include both investments in publicly held companies, namely NetVision Ltd. and Given, and in privately held companies. In compliance with APB 18, Par. 20.b., Note 7.c. provided details on the fair market value of publicly traded affiliated companies.

As described in Note 5, the short term investments balance as of December 31, 2007, included only short term bank deposits, while as described in Note 6, available for sale marketable securities balance as of December 31, 2007, included only U.S government agencies and corporate debentures accounted for under SFAS 115 as “Available for sale marketable securities”. As of December 31, 2008, both balances amounted to nil. Accordingly, the investments presented under Note 7 do not reconcile to the balance sheet line items: “Short term investments” and “Available for sale marketable securities”.

Additionally, the Company confirms that all of Elron's investments accounted for under SFAS 115 as of December 31, 2008, which included only investments in shares of publicly traded companies in which Elron does not have significant influence, have been accounted for and classified as available for sale marketable securities. All these investments are included in the balance sheet according to SFAS 115, paragraph 17 as non-current assets under the line item “Investments in Other Companies and Long Term Receivables”, which was further detailed in Note 8 to Elron's consolidated financial statements.

Item 19. Exhibits, page 126

7.
Comment:  Please file your loan agreements with Israel Discount Bank Ltd. and DIC as exhibits or tell us why you have not filed such agreements. We refer you to Instruction 4 of the “Instructions as to Exhibits” in Form 20-F.

Response:

The Company notes the Staff’s comment and will file the loan agreements and/or English summaries thereof in accordance with Exchange Act Rule 12b-12(b).

Should you have any questions regarding this Response, please contact me at 212-715-9182.

                                                 Sincerely,

                                                /s/ John Bessonette
                                                John Bessonette

cc:    Ms. Rinat Remler
     Mr. Paul Weinberg, Adv
     Mr. Yaron Elad
     Mr. Ariel Speier, Partner, KOST FORER GABBAY & KASIERER
     Ms. Erin Martin, Attorney Advisor, Division of Corporation Finance
     Jennifer Gowetski, Senior Counsel, Division of Corporation Finance